Enservco Corporation

501 S. Cherry Street, Suite 320

Denver, Colorado 80246

September 20, 2013

Ms. Anne Nguyen Parker

Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

RE:	Enservco Corporation
Form 10-K for the fiscal year ended December 31, 2012
Filed March 28, 2013
SEC File No. 0-09494

Dear Ms. Parker:

Enservco Corporation (“Enservco”) received your correspondence dated September 11, 2013 offering comments on Enservco’s Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Form 10-K”). This letter responds to your two additional comments listed therein. We have repeated your comments in italics and then provided our response below each comment. If acceptable, we will file an amendment to our Form 10-K incorporating these changes and the changes proposed in our letter dated September 6, 2013.

1.	Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 35.

We note your response to prior comment 2. Please expand your proposed disclosure to discuss the impact your November 2012 credit facility may have on access to capital and future liquidity requirements. In that regard, we note you disclose at page 36 that you “will require additional debt or equity financing to fund the costs necessary to expand the services [you] offer.”

We note your comment and propose to modify the referenced language on Page 36 of the 2012 Form 10-K to reflect that the Company “may require additional debt or equity financing to expand our services” as opposed to the current language which states “the Company will require additional debt or equity financing to expand our services”. We believe the original language was too definitive in that the Company has the ability to expand its services through cash flow from operations.

In addition, we propose to add the following language to the liquidity and capital resource section on Page 50, immediately after the proposed language added in item 2 below.

[proposed disclosure to be added] These financial covenants require the Company to meet certain future liquidity requirements and could restrict our ability to secure additional debt financing or access funds under our revolving credit facility.

We do not propose any additional changes to the following language on page 45 of the 2012 Form 10-K under the caption “Results of Operations”:

Results of Operations:

[existing disclosure] For 2012, the Company recognized income from operations of approximately $1.7 million. For the same period in 2011, the Company recognized a loss from operations of approximately $1.6 million. As discussed within the Cost of Revenues and Gross Profit, General and Administrative Expenses, and Depreciation and Amortization sections above, the approximate $3.3 million positive swing in our results from operations during 2012, as compared to 2011, was primarily a result of an approximate $7.6 million or 32% increase in revenues, with the cost of revenues from continuing operations as a percentage of revenues remaining relatively consistent year-over-year, and an approximate $1.2 million or 29% decrease in depreciation expense.

[existing disclosure] Management believes that this improvement in our results of operations reflects the beneficial effect of our expanded and increased operations (as discussed throughout this report), a focus on obtaining profitability, and the benefit of the colder weather in the first and last quarters of the year. We believe that as long as we are able to control our costs and increase our revenues as a result of our expanding geographical regions and service areas, our financial performance will continue to improve over the long run, although on a quarter-to-quarter basis, there may still be periods of loss due to the seasonality of our operations, as discussed several times herein.

[proposed disclosure as per Sept. 6 2013 letter] Our operations in 2011 and early 2012 were negatively impacted by unseasonably warm weather which reduced our operating cash flows and limited our available working capital. Our new lending arrangements achieved in November 2012 have led toward greater operational flexibility. This has enabled Enservco to acquire more equipment and continue to expand its operations. That, plus improved weather for Enservco’s operations during the first half of calendar year 2013, have led to an improvement in current assets ($9.6 million at December 31, 2012 as compared to $12.5 million at June 30, 2013) and working capital ($1.5 million at December 31, 2012 and $7.8 million at June 30, 2013). This compares favorably to negative working capital reflected on Enservco’s balance sheets for September 30, 2012 ($(595,000)) and December 31, 2011 ($(2.7 million)).

[proposed disclosure as per Sept. 6, 2013 letter] At June 30, 2013, we had approximately $5.7 million of cash and cash equivalents and approximately $1.8 million available under our asset based, revolving credit facility. Cash generated from operations during the first six months of our 2013 fiscal year has significantly improved our working capital situation. Based on our existing operating performance, coupled with the November 2012 refinancing, we believe we will have adequate funds to meet operational and capital expenditure needs for the remainder of fiscal year 2013 and beyond. However, if our estimates about our future operating performance turn out to be inaccurate, or if we are unable to raise additional capital in the absence of positive future operating performance, the Company will adjust its capital expenditures accordingly.

2.	Liquidity and Capital Resources, page

Please revise your proposed disclosure in response to prior comment 3 to reflect that your credit facility contemplates both revolving and term loans and that the loans may incur interest based on an alternate base rate as well as a Eurodollar rate. In addition, please disclose the minimum net tangible net worth requirement for 2012.

We note your comment and propose adding additional language to our previously provided proposed disclosure below:

[existing disclosure] In current and prior periods, we have relied on cash generated from operations and borrowings under our credit facility to satisfy our liquidity needs. Our ability to fund operating cash flow shortfalls, fund capital expenditures, and make acquisitions will depend upon our future operating performance, and more broadly, on the availability of equity and debt financing, of which there can be no assurance and which will be affected by prevailing economic conditions in our industry and financial, business and other factors, some of which are beyond our control. At December 31, 2012, we had approximately $2.8 million available under our asset based, revolving credit facility (approximately $1.8 million available at June 30, 2013).

[existing disclosure] As noted within Footnote 8 to the Consolidated Financial Statements as disclosed within this Form 10K, on November 2, 2012, the Company and PNC Bank, National Association (“PNC”) entered into a Credit Agreement and other documents by which the Company and its subsidiaries refinanced substantially all of its existing indebtedness with Great Western Bank. This refinancing has positively bolstered our working capital position, as well as provided for an increased revolving credit facility. Based on our existing operating performance, coupled with the recent refinancing, we believe we will have adequate funds to meet operational and capital expenditure needs for fiscal year 2013 and beyond. However, if our estimates about our future operating performance turn out to be inaccurate, or if we are unable to raise additional capital in the absence of positive future operating performance, the Company will adjust its capital expenditures accordingly.

[proposed disclosure to be added] The PNC credit facility includes a $5.0 million revolving credit facility and an $11.0 million term loan facility. Advances under both the revolving and term loans may incur interest based upon an effective Eurodollar rate or alternate base rate for domestic loans. As of December 31, 2012, all loan advances under both the revolving credit facility and term facility bear interest based upon the Eurodollar rate.

[proposed disclosure per our Sept. 6, 2013 letter] The revolving credit facility has a variable rate interest of 3.25% plus the one month Libor and is secured with inventory and accounts of the company. The revolving credit facility also has a facility fee of .375% per annum, which is applied to any undrawn portion of the maximum revolving advance amount. [additional proposed disclosure] The term loan has a variable interest of 4.25% plus one month Libor and is collateralized by equipment, inventory, and accounts of the Company,

[proposed disclosure per Sept 6, 2013 letter with additional disclosure for 2012 tangible net worth added] The PNC credit facility has certain customary financial covenants that include, among others, (i) an annual limit on capital expenditures, (ii) a minimum fixed charge coverage ratio, and (iii) a minimum tangible net worth.

The minimum net tangible net worth covenant is set annually by the lender based upon financial projections of the company and is measured on a quarterly basis. For 2012, the minimum tangible net worth requirement is $3,750,000 and for 2013 the covenant requirement ranges from $4,244,000 to $5,114,000. Enservco and the lender will determine the 2014 covenant amounts after Enservco submits its 2014 financial projections to the lender.

The fixed charge coverage ratio must be not less than 1.1:1, measured as of the last day of each fiscal quarter, and must be determined based on trailing twelve month information. The agreement defines the fixed charge coverage ratio to be the ratio of (a) adjusted EBITDA for such period minus (i) unfinanced capital expenditures made during such period and (ii) cash taxes paid during such period to (b) all senior debt payments during such period.

[proposed disclosure to be added per item #1 above] These financial covenants require the Company to meet certain future liquidity requirements and could restrict our ability to secure additional debt financing or access funds under our revolving credit facility.

When Enservco files its amendment to the 2012 Form 10-K addressing the foregoing comments (after discussion with the SEC and clarification of any remaining issues), Enservco will acknowledge that (and Enservco currently acknowledges that):

•	Enservco is responsible for the adequacy and accuracy of the disclosure in the filing,

•	SEC staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing, and

•	Enservco may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please let us know if these responses address your concerns satisfactorily.

Respectfully submitted,

ENSERVCO CORPORATION

/s/ Robert Devers, Chief Financial Officer